SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Bellatrix Exploration Ltd.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

078314101
(CUSIP Number)

David Rosewater Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 2, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 078314101	SCHEDULE 13D/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Orange Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,762,263 shares of Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,762,263 shares of Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 25,762,263 shares of Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%
14	TYPE OF REPORTING PERSON OO; IA

CUSIP No. 078314101	SCHEDULE 13D/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Orange Capital Master I, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,837,516 shares of Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,837,516 shares of Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 18,837,516 shares of Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 078314101	SCHEDULE 13D/A	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON OC Offshore Investments II, SPC – Segregated Portfolio A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,970,447 shares of Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,970,447 shares of Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,970,447 shares of Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 078314101	SCHEDULE 13D/A	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON OC Offshore Investments II, SPC – Segregated Portfolio B
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,954,300 shares of Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,954,300 shares of Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,954,300 shares of Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 078314101	SCHEDULE 13D/A	Page 6 of 9 Pages

1	NAME OF REPORTING PERSON Daniel Lewis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,762,263 shares of Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,762,263 shares of Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 25,762,263 shares of Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%
14	TYPE OF REPORTING PERSON IN; HC

CUSIP No. 078314101	SCHEDULE 13D/A	Page 7 of 9 Pages

This Amendment No. 7 ("Amendment No. 7") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on August 19, 2014 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D filed with the SEC on September 4, 2014 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D filed with the SEC on September 12, 2014 ("Amendment No. 2"), Amendment No. 3 to the Original Schedule 13D filed with the SEC on September 26, 2014 ("Amendment No. 3"), Amendment No. 4 to the Original Schedule 13D filed with the SEC on October 3, 2014 ("Amendment No. 4"), Amendment No. 5 to the Original Schedule 13D filed with the SEC on October 15, 2014 (“Amendment No. 5”) and Amendment No. 6 to the Original Schedule 13D filed with the SEC on November 12, 2014 (“Amendment No. 6” and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and this Amendment No. 7, the "Schedule 13D") with respect to the common shares, no par value (the "Common Shares"), of Bellatrix Exploration Ltd., a Canadian limited company (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 7 have the meanings set forth in the Schedule 13D. This Amendment No. 7 amends Items 3 and 5 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The first sentence of Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons used approximately $176,000,000 (CAD $193,000,000) (including brokerage commissions) in the aggregate to purchase the shares of Common Shares reported in this Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Paragraphs (a) and (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The aggregate number and percentage of shares of Common Shares to which this Schedule 13D relates is 25,762,263 shares of Common Shares, constituting approximately 13.5% of the Issuer's currently outstanding Common Shares. In addition, Walied Soliman ("Mr. Soliman"), a Partner at Norton Rose Fulbright LLP and counsel to Orange Capital, beneficially owns 20,000 shares of Common Shares, or less than 0.01% of the Issuer's currently outstanding Common Shares. The aggregate number and percentage of shares of Common Shares reported herein are based upon the 191,488,243 shares of Common Shares outstanding as of September 30, 2014, as reported in the Issuer's Report on Form 6-K for the month of November 2014, filed with the SEC on November 6, 2014.

(c) Appendix B hereto (which is incorporated by reference in this Item 5 as if restated in full herein) sets forth all transactions with respect to the Common Shares effected since the date of the event which required the filing of Amendment No. 6.

CUSIP No. 078314101	SCHEDULE 13D/A	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 3, 2014

ORANGE CAPITAL, LLC

By:	/s/ Daniel Lewis
Name: Daniel Lewis
Title: Managing Member

ORANGE CAPITAL MASTER I, LTD.

By:	/s/ Russell Hoffman
Name: Russell Hoffman
Title: Director

OC OFFSHORE INVESTMENTS II, SPC- SEGREGATED PORTFOLIO A

By:	/s/ Russell Hoffman
Name: Russell Hoffman
Title: Director

OC OFFSHORE INVESTMENTS II, SPC- SEGREGATED PORTFOLIO B

By:	/s/ Russell Hoffman
Name: Russell Hoffman
Title: Director

/s/ Daniel Lewis
Daniel Lewis

CUSIP No. 078314101	SCHEDULE 13D/A	Page 9 of 9 Pages

Appendix B

TRANSACTIONS IN THE COMMON SHARES EFFECTED BY THE REPORTING PERSONS

The following table sets forth all transactions with respect to the shares effected since the date of the event which required the filing of Amendment No. 6 by any of the Reporting Persons.  Except as otherwise noted, all such transactions in the table were effected in the open market, and the table includes commissions paid in per share prices. All share prices below are reported in Canadian dollars.

Orange Fund

Date of Transaction	Shares Purchased (Sold)	Average Price Per Share ($)	Range of Prices Per Share ($)
12/1/2014	100,200	4.51[1]	4.47-4.57
12/2/2014	150,000	4.56[1]	4.37-4.62

OC Offshore

Date of Transaction	Shares Purchased (Sold)	Average Price Per Share ($)	Range of Prices Per Share ($)
11/17/2014	67,100	5.23[1]	5.12-5.32
11/18/2014	44,000	5.14[1]	5.12-5.15

OC Offshore B

Date of Transaction	Shares Purchased (Sold)	Average Price Per Share ($)	Range of Prices Per Share ($)
11/11/2014	2,000	5.26[1]	5.26-5.27
11/13/2014	108,000	5.27[1]	5.16-5.37
11/17/2014	67,100	5.23[1]	5.12-5.32
11/18/2014	44,000	5.14[1]	5.12-5.15
11/19/2014	136,300	5.13[1]	5.09-5.17
11/20/2014	98,500	5.24[1]	5.16-5.27
11/24/2014	200,000	5.66[1]	5.59-5.72
11/26/2014	150,000	5.58[1]	5.51-5.62
11/27/2014	300,000	5.08[1]	4.87-5.35
11/28/2014	244,300	4.72[1]	4.61-4.82
12/1/2014	100,200	4.51[1]	4.47-4.57
12/2/2014	150,000	4.56[1]	4.37-4.62

1 This transaction was executed in multiple trades in the open market. The price reported above reflects the weighted average sale price per share of Common Shares purchased. The range of sales prices for these transactions is set forth above. The Reporting Persons hereby undertake to provide upon request to the SEC staff, the Issuer or a security holder of the Issuer full information regarding the number of shares and prices at which the transaction was effected.